Exhibit 99.3
Press Conference

INFOSYS TECHNOLOGIES LIMITED
PRESS CONFERENCE
Q4 AND FY 09 RESULTS
APRIL 15, 2009

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S.D. Shibulal
Infosys Technologies – COO

V. Balakrishnan
Infosys Technologies – CFO

Mohandas Pai
Infosys Technologies – Director and Head – HR, E&R, Fac and Adm

Ashok Vemuri
Infosys Technologies – Head – Banking and Capital Markets and Member – Executive Council

Subhash Dhar
Infosys Technologies – Head – Communications, Media and Entertainment – Executive Council

Amitabh Chaudhry
Infosys BPO – CEO

H.R.Binod
Infosys Technologies – Head – India Business Unit

PRESS CONFERENCE PARTICIPANTS

Gautam Das
Deccan Chronicle

Shamit
Business Line

Rajanna
MNI News Agency

Debu Mishra
Business Standard

Balaji
Rediff

Sumeet
Reuters

Bani Paintal Dhawan

Good afternoon everyone. Welcome to Infosys’ Annual Result Announcement. As always, we will start the proceedings by a presentation by Kris on the company’s financial performance. Shibu will come on board to give an overview on the company’s operational performance. Kris comes back to provide the financial outlook. That will be followed by the Q&A.I would request you to press the red button in the panel in front of you. Please identify yourself and release the button after you have asked the question. Thank you and over to Kris.

S. Gopalakrishnan

Thanks Bani and good afternoon to everyone. It is actually a little strange, you know, facing here and we are all sitting there, but I would, you know, respect the cameras. You know, in spite of a tough environment, we met the lower end of the guidance, you know. The environment is tough because of three basic factors. One, of course, is, you know, the decrease in volumes. In fact, volume growth has come down sequentially slightly, but it has come down. Second is, you know, the challenges in pricing. I think you will find that Infosys has been able to manage this reasonably well and third, of course, is the significant movement in currency and even here, you know, you will find that the company has done a very good job of managing these things. So, let me take you through the performance. Of course, you know, we have the standard safe harbor clause which I think all of you are quite familiar with. I will cover the financial performance, then my colleague will talk about operational performance and other things and then I will come back with the outlook. The income was Rs. 5,635 crores for the quarter ended March 31.So, in Indian GAAP, it is a year on year growth of 24.1%.The net profit grew year on year 29.1%, so, you know, very good performance in rupee terms. Earnings per share increased by 29% and the total income for the year was Rs. 21,693 crores, which is an year on year growth of 30%.Similarly, the earnings per share growth was 28.3%.37 clients were added for the year. In fact, you know, if you look at…added for the quarter. In fact, if you look at client additions, it continues to be very strong. It is just that the velocity of business has slowed down, growth has slowed down and that is the reason for growth coming down. We continue to add employees. We have added even in this quarter almost 5,000 employees. The net addition is 1,772.Infosys has today close to 105,000 employees. Yes, you know, we had to look at performance and let go some employees, but net-net, the company is continuing to add employees and will even in this coming fiscal FY10, you will find that the company is continuing to add employees. The Board of Directors recommended a final dividend of Rs.13.5 which is 270% on par value of Rs. 5.This is for fiscal 2009.Looking at the details of the P&L, you know, we had income from ordinary operations about Rs. 5,635 crores, gross profit of Rs.2,595 crores, net profit after tax of Rs. 1,613 crores. You know, you can see the growth numbers. Now, let me hand it over to my colleague Shibulal to give you more details on the operations and then I will come back with the outlook. Thank you.

S. D. Shibulal

Thank you Kris. I will take you through the operational performance. Starting with region-wise revenue, almost remains stable actually. Europe has come down marginally mostly because of the currency impact and the rest of the world has moved up. Utilization rate excluding trainees has fallen and including trainees also has fallen. At the same time, our utilization rate, the comfortable space is between 78% to 80%.It is below that at this point. It is approximately 5% below, which means we have 5,000 people additional on the bench which is spread over 10 different development centers, which is approximately 500 people in the development center which is not a very large number. Fixed price has gone up. That is a reflection of the time. Customers are asking for more fixed price and we would also like to do more fixed price because that is an opportunity where we can get benefit out of the productivity improvement we bring to the table. Onsite/offshore has remained somewhat stable. We have added 37 new clients this quarter. Number of million dollar clients 327.Total number of active clients has come down marginally by four, 579 and our top five clients continue to give a 17% plus revenue and the top 10-20%.The top client has come down. In fact, if you remember about four quarters back, it was 10.3%.It has come down to 5.7%.We would prefer our top client to be in single digits. We have received number of awards and recognition. We were named leader in Global IT Infrastructure Outsourcing space by Forrester, ranked 14 among the top 20 global companies focused on grooming leaders. Client acquisition, as I said, we have added 37 new clients. Employees, we have added close to 5,000 people this quarter, net 1,800.So, even in tough times, we are hiring employees. We have also given a commitment that we will honor all the offers given for next year. That means, we will have close to 18,000 people joining between now and the end of the year, mostly in training because, you know, when people join, we have extended our training period from 5 months to 7 months, which means that most of them will remain in training till the end of the year. They will come into production by the end of the year, which will be a good investment for us because when next year comes around we will have enough people to address the market. These are some of the projects and deals we are running. This quarter, we had three transformational wins and for the year we had a total of 15 transformational wins which I believe is pretty good. A very interesting deal here, the Income Tax Department is a deal in India where the pricing is not based on effort, it is based on the number of IT returns.It is an example where we are pricing our deals based on number of transactions. Finacle added two new banks, one in North America and one in Western Europe. Eight Finacle projects, eight Finacle customers went live on Finacle this quarter, six in Asia Pacific region, one in Europe, and one in America. We continue to apply for patents. We have an aggregate of 200 patent applications pending in US and in India together. Total employee strength 104,850, out of that software professionals 97 plus. As of March 31st, we have 22 million plus square feet of space, which can accommodate 95,000 employees. Approximately 4 million, 4.5 million square feet under construction. Now, let me give it back to Kris to talk about the outlook for the year.

S. Gopalakrishnan

Under Indian GAAP, yes, we are expecting a year on year growth of 10.8 to 12.9%, that is the guidance we are giving. Earnings per share year on year growth of 3.5%.The income is expected for the full year to be in the range of Rs.22,066 crores to Rs.22,928 crores. So, year on year growth of 1.7 to 5.7%.Earnings per share is also expected to grow between 7.6 to 3.3%.So, in summary, as I started my presentation, you know, we have done reasonably well under the circumstances. You know, the economic environment continues to be very challenging. Our goal is to create enhanced value for all our stakeholders, clients, employees, shareholders, and that journey continues. We believe that we are doing reasonably well in all the parameters and growth also is something which we will continue to focus on. We have invested in changing our business based on trends we see in the market, based on trends in technology, etc. This will also give us lot more levers and flexibility in managing our business, so solution based offering, software as a service, platform-based business process outsourcing, Finacle which is an IP we own. So, all these will continue to get investment from the company and revenues from these will also continue to grow over the years and we will make many more such investments. The clients are impacted. They are trying to reduce their costs and we believe that Infosys is in a very good position with our services to help them in this crisis. We also believe that they are looking for a strong partner and we are one of the strongest partners they would find in this industry today. Pricing environment continues to be challenging. We have factored those in our guidance and we believe that our global delivery model gives actually our clients the best option to reduce cost. You know, we have been saying that outsourcing, offshore outsourcing should see uptake when the recovery starts. We still believe that. We have improved our operating margins in 2009 in a difficult environment. You know, rupee went from 39 to 50 and we have sustained margins and so we have demonstrated the resilience in the model and we will continue to do well going forward also. We have a strong balance sheet with significant cash. We are continuing to add people even in this challenging environment. Of course, performance will be an important criteria for us, not just for the people, for the company also and for the company to have a leadership position, we need the employees to also focus on performance. In short, you know, across the various parameters in terms of growth, margins, ability to add cash, ability to add employees, ability to invest in the business except for growth, which, when the recovery starts, we believe that we will see increased growth, we believe that we have done reasonably well and our confidence about the future for Infosys and our business. So, thank you very much. Now, we are open to take questions. So, please use the microphone and ask questions. Thank you.

Gautam Das

Hi, this is Gautam Das from Deccan Chronicle. Couple of questions, one, you said the pricing environment is challenging, how much has pricing gone down for Infosys and two, what is your sense of the budget. Budget, I believe, customer budget was finalized somewhere mid Feb-March. You know, there have been some research, independent research which said that North American budgets are down 3% and global budgets are down around 4%.What is your sense of that? I will have a followup.

S. D. Shibulal

So, on the pricing last quarter in constant currency, the pricing went down by 1.4%.That was in Q3 and in Q4, it has gone down by 2.1%.As Kris said, for the next year guidance, we have assumed the Q4 prices. I believe that given the environment, we have managed this very, very well because after all it has only gone down by 1.4% and 2.1% in two quarters, Q3 and Q4.Number two, on the budget, what is important to Infosys is the budget of our clients. So, in the middle of March, that is about three to four weeks back, we did a survey of our clients through our master client owners. We surveyed about 135 clients giving us about 83% of our revenue. At that point in time, only 61% had closed their budgets. So, it would have moved up by now. So, I would expect it to be about 70% to 72% at this point in time. Budgets are down.89% of them indicated that the budgets are down and actually 69% indicated that the budgets are down somewhere, you know, somewhere in double digits, low double digits. At the same time, offshore spend, 22% said that there will be increase in offshore spend, 5% said that there will be an increase more than 10% in their offshore spend.

Gautam Das

Is Infosys offering clients the option of deferred payments in return for guarantee to long-term work? Thank you.

S. Gopalakrishnan

You know, we look at, you know, each opportunity we see. Normally we don’t because most of our clients are much larger companies and, you know, with significant balance sheet size, etc. Our balance sheet sizes are much smaller. So, even if you want to, the ability to do that is not very large. So, normally, you know, that is not something we want to look at. We do deliver value to our clients and we want to look at it from that perspective, reducing their cost of operations, adding more value to them, those are the things which we look for.

Shamik

Hi, this is Shamik from Business Line. Could you give us an idea of your operating and net profit margins? Thank you.

V. Balakrishnan

For the current quarter, the operating margin came down by 200 basis points. This is mainly because of the pricing. The pricing on a constant currency basis came down by 200 basis points, on a reported basis, 300 basis points, so it had an impact of 1.5% on the margin. Depreciation, SG&A cost went up by around 0.8%.We got a benefit of rupee depreciation of 0.5.So, net-net, operating margin came down by 2.4%, but at a net income level, margins were same as third quarter.

Rajanna

I am Rajanna from MNI News Agency. Despite global recession, your performance in FY09 is excellent, but in future, I mean the next year, FY10 will not be the same. Do you have any plans to acquire any other companies or diversify your business?

S. Gopalakrishnan

Yes, you know, there is a dedicated group within our finance department which looks at M&A, acquisitions, etc. We look at acquisitions from a strategic perspective to fill a gap in our business or enter a market faster and if we find the right company, you will find that Infosys will acquire. So, we have to, you know, find the right company, you know. We say that the right company at the right price for the right reasons. So, if you find that, then we will acquire. We have a diversified revenue today, you know, multiple service lines, multiple geographies, multiple customers across multiple industries. So, we believe that within our own business we are quite diversified. We have, you know, significant headroom for growth over the long term. Our share of the market is still very small and so there are no plans to diversify beyond our core business which is to provide business solutions, leveraging technology and that itself is a very broad thing, you know, all the way from consulting to business process outsourcing, infrastructure management, we provide IP-based solutions like Finacle. So, you know, the business is actually very, very diversified and so we are not looking at any other, you know, getting into any other manufacturing or any other product line or something else. At this point, there are no other plans to diversify.

Male Speaker

Sir, few days back, Obama had hinted that the economy would look up in the next two quarters. How do you see this?Have you factored these things because most of your business, 64% is dependent on the US economy and numbers apart, is there any specific that you have planned for that market?

S. Gopalakrishnan

So, we have looked at our clients, data from our clients when we give our guidance, you know. It factors in that budgets are down, growth has come down for our clients and they want to reduce their expenses. So, that is what is factored into our guidance. There are, you know, some signs that maybe recovery is starting. If the recovery is sustained, then, yes, you know, there is an opportunity to see better growth and things like that. We have all our services and all our solutions targeted towards clients in the US. In fact, you know, Finacle has already got two clients in North America region and we are now looking at, you know, expanding our footprint for all our services in North America and it is the best market we have. It is the largest economy. It is the most vibrant and dynamic economy and that is the reason why, you know, we are able to sustain our momentum in that market. So, we have all our solutions targeted towards North America.

Sumeet

Hi, this is Sumeet from Reuters. Pai, in the statement, you have been quoted as saying that this year is going to be tough on the people front. Could you explain that because on the one hand you are saying that there will be no job cuts and on other hand you are saying that there will be no tolerance towards nonperformance, so do you mean that the involuntary attrition is going to go up in the name of nonperformance this year?

T. V. Mohandas Pai

We have well-established norms for involuntary attrition. For example, we have been having a methodology under which we rate people under different levels and the bottom level is about 5%.The highest we have reached is only 3.5% last fiscal. So, we are not going to change our methodology to find more nonperformers. That is not the idea. The statement was made in the context that this fiscal year 2010, globally there are going to be very less jobs. Attrition is going to come down. Flexibility in the people front is going to be less. There will be heightened focus by corporates on performance management and tolerance for poor performers will be almost zero. So, people will have to shape up and that is the context in which I made this statement.

Female Speaker

Pai, just to build on that question, you said you will honor all your commitments made in campuses so far, but what is the sort of future going to be for those kids who will graduate in a year’s time?

T. V. Mohandas Pai

I think for those who are going to graduate in a year’s time, it will depend on the economic scenario at that point of time because IT industry has been providing I think 300,000 to 350,000 jobs a year. I think in fiscal 2010, the gross number of jobs could be, my estimate is only 100,000 as against maybe 300,000 to 350,000 a year before and there could be 200,000 people going out of the workforce, a very large number voluntarily for various reasons, high education, dropping out of the workforce, medical reasons, etc. So, for all the people who are going to graduate after one year, it will depend whether the economy comes back, what happens, so right now the situation is uncertain. But as far as we are concerned, we are honoring all our commitments. We have a commitment only for people who are coming into the system this year, which was made last year. After that, we have no commitments. For fiscal 2009, we have honored all commitment across the group. Everybody to whom we have made an offer, they have come in and they are there in the business. For fiscal 2010, we have 20,000 offers out there. We expect a conversion rate of 80% because the previous year it was 73%.We have sent letters to each of these people asking them to join in Mysore on a particular day at a particular time. Letters have gone out about 2-1/2 months ago and they have reached them and they are all anxious to come and we have extended the training period. Earlier it was up to 4-5 months, now we have made it 7 months. Probation period is not extended. So, they will have a larger training period. They will stay in Mysore longer. They will complete the training possibly earliest by maybe November-December. So, they will join the workforce only at that point of time and the bulk of the people who join next year could possibly join the workforce after completing training end of this fiscal year or early next year. So, they will not add substantially to the bench. It is paid training. They are getting paid salaries during their training period.

Female Speaker

And the salaries are the same, there is no cut in that, and also there were some talks of company shifting people from IT to BPO, is that also something you have considered?

T. V. Mohandas Pai

We have not cut anybody’s salary. In fact, the people joining the system will see an 8% hike after completion of training because the offer was made one year ago whereas for everybody in the system who are there in the system, we have said no hike this year and no promotions this year and as far as, people working, we have had this group policy for a number of years that people as part of the group resources could work in any company. For example, we have people from the BPO working in Infosys services business, technologies and we have from technologies working in the BPO. So, we have a common pool and we will ask people to work wherever it is. They will not see a reduction in their salaries, they will not see a difference in the terms or conditions, but they have to work. All of us have to earn what the company pays us.

Ravi Menon

Pai, Ravi Menon from the Business Standard. What kind of pressure do you expect out of this huge number of intake of freshers coming on your bench as a whole into the next two quarters?

T. V. Mohandas Pai

Well, we have got 8,000 people in training and they could complete their training in the next two-three months, given the extended training and when they come in, we are trying to work out how to give them some work and not put them unnecessarily in the bench. One, we have set up a large number of internal projects on a portal where they could come and do the work. Two, we are investing in creating IP in frameworks, in templates, etc., across the business enterprises so that they will be gainfully employed. Three, we are using a lot of them for our internal projects for IS system itself. So, they will have some amount of work and four, we have enhanced the training availability for people in various technologies and other places, so they could take a part of the training themselves. They could enhance the training that they get and develop the capability. So, overall, many, many initiatives have been taken here for bench management. Well, like Shibu said, when you talk about bench, you must understand that we have got 10 development centers in India, we have got some 15 business units, so you could be one person in the development center in a particular business unit and you could be in between projects. So, you know, it is a very complex algorithm, but we have set up all this background for people to be gainfully employed to the maximum extent possible.

Male Speaker

What could be the breakup, you know, in terms of lateral professionals or any others, is it possible to give a breakup of those who left little later. Unlike Wipro, you don’t mention certain things.

T. V. Mohandas Pai

We had 28,000 people join us this year gross, okay, 28,231.The total number of net people is 13,663, but this net includes attrition of the whole base. It is not that 28,000 came and out of them, 14,000 left.14,000 overall left including the people who were there three years ago and four years ago.

Male Speaker

Yeah, that is the breakup we need, you know.

T. V. Mohandas Pai

And lateral employees we have had for the full year about 6,000 lateral employees. For the 28,000, 6,000 were lateral employees.

Male Speaker

Right.

T. V. Mohandas Pai

And about 14,000 people joined as freshers in the BPO, I mean freshers in Infosys, 5,500 people joined the BPO and the rest joined various companies all over.

Male Speaker

Could we have the corresponding lateral figure those who left?

T. V. Mohandas Pai

No, I don’t have lateral figures who left because they all form part of the same base.

Male Speaker

No, you said three-four years, that is also…

T. V. Mohandas Pai

I beg your pardon.

Male Speaker

You said some of them were three-four years also.

T. V. Mohandas Pai

No, no, three-four years is not a lateral because once you join in, you become a part of the same pool of people.

Male Speaker

Okay, alright, alright.

Shamik

Hi, this is Shamik from Business Line again. We would like to know how many laterals are joining this year and how many people came under performance review in the last fiscal.

T. V. Mohandas Pai

This year we had said 18,000 people will join, out of which 16,000 people will be freshers as a 80% conversion rate, last year the conversion rate was 73%, 2000 will be the people who are hired as laterals. Out of 2000, 1000 people will be hired outside. We have started a drive to get more people of non-Indian origin to work with us and the special drive has been started under the CEO and 1000 will be the lateral that will probably hire in India and may be in the South East Asia, in Philippines and other places and for the previous year 2009, we had 2100 people who were classified as CRR4, that is poor performance layer, out of which 850 people left on their own while the appraisal process was on, about 600 people have been put into personal improvement plans, and 650 people, the balance will be the people who will be out placed, out of which may be 400 to 450 is already over. So, it is not that we are asking 2100 people to leave the company, we are not, and we are not laying off anybody as of this date, there is no proposal to layoff anybody.

Male Speaker

Balakrishnan is there? Sorry, just explain sir, this particular thing, other income net for the year coming down by 32.8 whereas in the last quarter it has gone up by whooping 530% in the figures are, what it say?

V. Balakrishnan

The other income is a function of the yield we get on the cash and bank balance under foreign exchange impact. This year, this fiscal 2009, we had a larger impact because of the foreign currency. That is why the other income at the present date revenue has come down.

Male Speaker

Pardon me, we cannot hear.

V. Balakrishnan

Other income is a function of both the yield we get on the cash and bank balances under foreign currency impact. This year, we had a larger impact because of the foreign currency, because the volatility has been something around 26% year-on-year of all currencies, that is why normally our other income could be around 4% of our revenues.

Male Speaker

Okay.

V. Balakrishnan

In fiscal 2009, it has come down to 2.2% mainly because of foreign currency impact.

Male Speaker

I see. While in the last quarter of the fiscal you had very good returns. On an annulized basis, it has gone actually the other side you are saying?

V. Balakrishnan

No, no.

Male Speaker

How do I explain this, you know, a quarterly and on annual basis?

V. Balakrishnan

No, no, quarterly, the yield has come down because yearly we are getting around 9.6, now the yield has come down to around 7% to 7.5% and second foreign currency impact is also there. We had a 2 million dollar impact because of foreign exchange in the fourth quarter. That is why the other income percentage has come down.

Male Speaker

It had an impact on the bottomline also sir?

V. Balakrishnan

Yeah, yeah, yeah, it had an impact, but bottomline is almost same as last quarter because if you look at the other income movement quarter-on-quarter, first quarter, it was 2.4% of our revenue, second quarter 1.3% because those two quarters, we had a larger impact.

Male Speaker

Yeah.

V. Balakrishnan

Third quarter we had a much larger impact, the other income was 0.6%.Fourth quarter it came up because the foreign exchange loss has been considerably reduced, only two million as compared to something around 30 million in the third quarter.

Male Speaker

Okay, that translates into how many percent, 7% isn’t it?2.4 in Q1, 1.3 in Q2, 0.6 in Q3.

V. Balakrishnan

4.5 in Q4, overall for the year is 2.2.

Male Speaker

Okay, okay, thank you.

Male Speaker

Sir, a few days back you had issued a statement on Satyam, how do you see this takeover of Satyam and just react to it?

S. Gopalakrishnan

You know, as we have stated, we are glad that the government acted quickly and this issue is now behind and that is it. There is nothing else we have to say. Tech Mahindra made the best offer which the board accepted, and it looks like Satyam will be part of Tech Mahindra.

Male Speaker

_____ (inaudible) 34:53.

S. Gopalakrishnan

See, there are always competitors we have, you know, being in a competitive environment, you know, the players keep changing, and that is all you know, we have always been in a competitive environment. So, there is nothing different in this case.

Male Speaker

Pai, can you give us on the update on the sabbatical option that you gave some employees, how many people have taken it?

T. V. Mohandas Pai

Facing so much press coverage on this. Let me say, the sabbatical program came out of an interaction with NGOs. NGOs told us what they need is not money but people to work with them and requested whether we could ask some of our people to go. So, we set up a program on a voluntary basis. For our people to apply to us, to a panel to go work for an NGO for up to one year, and we will pay 50% of the salary that they get up to a particular limit, and we are going to have a budget of only 50 people to go. So, they will go for a year on a sabbatical, they get 50% salary per month and they will come back and join duty again. So, it is a very significant program for the individual. In overall numbers, small program, it is not meant to cut cost, it is not meant to ask people to go, it is purely voluntary.

S. Gopalakrishnan

Today only eight people have applied for taking up this. So, the numbers are very, very small, fifty total, only eight have taken up.

Sumeet

This is Sumeet from Reuters again. Ashok, could you please tell us what kind of environment you are seeing in the BFSI segment considering the fact that Goldman Sachs yesterday reported a rise in its Q1 income. Do you think that the worst is over or do you think it will take more time to stabilize?

Ashok Vemuri

In the financial sector, you know, if you look at our performance in the preceding quarters, there clearly was a phase lag between what our client businesses was going through and its impact on technology spend, that obviously caught up in Q4 and January was reflective of that, but having said that, you know, there continues to be opportunities that we are working on, more and more of the conversations are getting translated into actual deals. The conversations which were only conversations in the preceding quarters have actually now become transactions. If you look at Q4 of the 37 clients, new clients that we added, 12 actually were from the BFSI sector and this is across both sides, both in Europe as well as in the US. With regards to a particular financial services company declaring results, extrapolate that as an ends to what is being going on, may be a little bit farfetched, but it is definitely a morale boosting that somebody actually did come out with positive results after a long period of time and hope all our other clients also emulate them.

Male Speaker

How many clients have you received this year after January 7th, particularly from Indian companies and my second question is can you please name your top five clients.

H.R.Binod

We totally have about 15 clients in India and in the last quarter, we have added three clients. What was the second question please? Okay, okay, these names are in the public domain so, Thermax is one of them and in the APDRP space, we have been selected as consultants for the Uttar Pradesh Power Corporation and for the Rajasthan Power Corporation and in the Income Tax Department with the Ministry of Finance, we have won the project which is the central processing center, it is called the ITCPC. So, these are some of the important clients in India.

Male Speaker

Sir, just overall give a picture, this is the first time though you have, what you call, survived and then you are trying to stay afloat for the next year, survived the impact of slowdown in the last two quarters and staying afloat, trying to? This is the first time sir that the single digit growth this time year-per-year revenue guidance even in rupee terms showing a single digit and negative in dollar terms because of obviously currency and then my question is, is there a scope that you would again revise them downwards or upwards as has been the practice being a conservative company and you know, as Murthy says?

S. Gopalakrishnan

Yes, I know, this is the first time for the full year.

Male Speaker

Slowly sir……this is the first time…ha…ha…ha….

S. Gopalakrishnan

You know, this is the first time for the full year we have given a guidance of degrowth or reduction in revenues, the first time. Yes, you know, on year-on-year, you know it’s a first time. See, even if you look at this year, you know, the beginning we said 19% to 21%, after September 15th, we had to revise the guidance down because the situation changed quite a bit after September 15th, and we had to change, so when we give guidance, we give guidance based on the data we have, based on the facts we have, and based on a model. You know, we do not call it conservative, we do not call it aggressive, we call it based on facts we have, realistic guidance based on the facts we have, based on a model we have, you know we expect certain visibility, it is a bottom-up process. We look at every client, what is the expected revenue from them, add it all up and we get certain number, we expect certain new business to come and that is how we build the model and that is what we have done. We believe that it is right for the company to share that data with everyone, that is what the guidance is all about, and during the year, you know, we have tried very hard to make sure that we meet or exceed this guidance, that is the philosophy of the company, that has also not changed, and if there is a change in the environment, you know, things which we have not anticipated today because uncertainties are high, of course, we will have to come back and tell you, you know, that it is changed, it also is possible that things could become better and we may revise it upwards or things could become worse and we may revise it downwards. So, that is possible, and we will have to see, you know, how this year pans out. We have given you a picture based on what data we have today.

Male Speaker

Sir, this is also the first time this kind of an uncertainty the company is seeing isn’t it?

S. Gopalakrishnan

See the amount of uncertainty today is unprecedented, you know. This is probably one of the worst economic environments we have seen in our lifetime, and hopefully you know, we will not see something like this again, you know, in our lifetime hopefully. Everybody says that this is a once in a lifetime phenomenon, etc., so we have not seen something like this before, but having said that you must realize that you know the company is strong financially, has managed the situation very well, and in spite of tremendous volatility in currencies, we have sustained margins. Yes, growth has been affected, but you know when you take all the parameters, take the full basket, I think there are more positives than, you know, a few negatives.

Male Speaker

Sir, now in view of this, has the company having a new relook at your global delivery model in a flat world?

Male Speaker

Everything is flat now….ha..ha…ha….is it the other way round.

Male Speaker

Is there any flat thing factored in your global delivery model?

S. Gopalakrishnan

No, no, see, the global delivery model gives you one way of distributing work and working with your clients. We are constantly adding to the options we have to work with our clients, the choices we give them, etc. So, platform-based BPO allows us to give them a transaction-based pricing model, transaction-based engagement model, Software as a Service, our investment in IP and solution, all give us different, different options to work with our clients. In our infrastructure management practice, we price, based on the number of computers or network elements we manage, so there are different pricing models which are now being offered to our clients and we give lot more choices, options, flexibility to the company to manage the portfolio we have and that evolution will continue, will take advantage of changes in technology, will take advantage of the business trends we see. So for example today, most companies want to reduce their capital expense, upfront expense, and pay for use, you know pay for use, pay as they utilize the services. So, we want to offer those choices to our clients and that evolution will continue. We see this as becoming more flexible, giving more options and choices to our clients; that journey continues. All these have global delivery model embedded. So, infrastructure management for example, a model calls for providing the operational support from locations like India, China, Philippines, Eastern Europe, etc., so we need to leverage the lower cost economies in everything we do to our clients.

Debu Mishra

Pai, this is Debu Mishra from Business Standard. This is just more of a clarification, I just wanted to know you just recently finished your annual appraisal, now which affected around 2100 employees, at that time you had said the trainees were not included in that and the number of trainees you had mentioned is around 45,000 I believe you had mentioned?

T. V. Mohandas Pai

No, no, no, I think you did not get it. We are 105,000 people. Out of 105,000 people, 60,000 people underwent the appraisal who are in technologies. There are 20,000 people in Infosys, because Infosys closed the year, at 25,000 people more, Infosys closed the year with 85,000 people who are either in training or who did not come under the appraisal mechanism because they had not put in the minimum time required to come under appraisal. Alright. The 20,000 people more who are outside the Infosys Technologies part of the business, in the BPO, in Infosys Consulting, in Australia, etc., they have their own appraisal form, appraisal system and they do not have this business like CRR4 etc. They have got very small numbers as it is, that is why you get this 60 and 45, you understand.

Debu Mishra

Thank you sir and just wanted to understand your bench strength now, any plan to reduce the bench numbers…..

S. D.Shibulal

So our utilization right now is 74.3%, it has come down from last quarter which was 74.8%.Our comfort limit is around 78% to 79% which means we have an addition of 5% on the bench. So, as Mohan said, that is approximately 5000 people spread across ten different development centers and in multiple units. So, actually when you come down to a unit in a development center, the number would be pretty small. We have 8000 people in training which will come on to the production and that will increase our bench, so we are trying to look at various ways of engaging them. The remaining people, 18,000 people who will join, will join throughout this year. We have increased our training period which means that most of these people will come into production only starting January of next year and hopefully by then the situation will be different. We will also have an attrition of may be 10% to 12%, so that will reduce the net addition considerably because if you lose 10,000 people of the 18,000 people, your net addition will only be 8,000……. Last question please.

Male Speaker

What has been the impact of as mentioned by Shibulal, 3% pricing, and then currency volatility on your gross profit and the operating profit for the first time I am seeing for the quarter ended? For the fourth quarter 4.5 and sequentially speaking and 6.9 operating profit…..

V. Balakrishnan

Yeah, the operating profit in the fourth quarter has come down by 200 basis points, mainly because of the pricing. Pricing impacted operating margin whereon 1.5%.We had a benefit of rupee of 0.5% and the SG&A expense went up by 0.8%.So, net-net, the operating margin came down by around 3%.On a non-operating side, as I explained you earlier, this quarter, the impact because of currency is very less, it is only some 15 crores, last quarter we had some 30 to 35 million dollar impact because of currency. So, because of the non operating income went up during the quarter, that is why the net level margin is almost the same.

Male Speaker

And on an annualized basis, if you give per our sentence….. 40, you know, 22% of the rupee depreciated by 22% or 21 point or so….

V. Balakrishnan

On an annualized basis, there was a rupee benefit, no doubt, but we also had an impact because of the currency. At the net level, the impact of currency is almost neutralized because you had a benefit in the operating margin, but you also had a loss on the non-operating income.Net-net for the full year, the currency impact is almost neutral.

Male Speaker

And loss on annual basis was?

V. Balakrishnan

Pardon?

Male Speaker

Loss on annual basis because of the…..

V. Balakrishnan

Annual basis loss is hardly some 2 to 3 million dollars.

Male Speaker

How much sir?

V. Balakrishnan

Two to three million dollars.

Male Speaker

Two to three million dollars?

V. Balakrishnan

Yes it is around Rs.15 crores

Male Speaker

Okay, thank you, thank you.

S. Gopalakrishnan

Thank you all very much. I really appreciate all of you coming in such large numbers and looking forward to interacting you during the quarter or see you next year. Thank you all. Have lunch, lunch is organized.